EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

May 25, 2018

AVINO REPORTS VOTING RESULTS

OF ANNUAL GENERAL AND SPECIAL MEETING

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report that at the Annual General and Special Meeting of shareholders of the Company held on May 24, 2018, all resolutions proposed to shareholders were duly passed. 24,087,684 common shares of the Company, representing approximately 45.62% of the Company’s issued and outstanding common shares as at the record date, were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1.	Setting the Number of Directors at Five

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at five was passed as follows:

Votes For	% For	Votes Against	% Against

8,031,191	99.00	81,439	1.00

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Michael Baybak	7,949,309	97.99	163,321	2.01
Ross Glanville	7,938,717	97.86	173,913	2.14
Gary Robertson	7,965,082	98.18	147,548	1.82
David Wolfin	7,973,476	98.28	139,154	1.72
Jasman Yee	7,962,773	98.15	149,857	1.85

3.	Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Manning Elliott LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

23,410,680	97.20	673,474	2.80

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4.	Approval of the 2018 10% Rolling Stock Option Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolutions of shareholders regarding the approval of the 2018 10% Rolling Stock Option Plan were passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

5,144,031	63.41	2,968,599	36.59

5.	Approval of the 2018 Restricted Share Unit Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolutions of shareholders regarding the approval of the 2018 Restricted Share Unit Plan were passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

5,165,997	63.68	2,946,633	36.32

The Board of Directors appreciate the support of our shareholders.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people, and has created over 1,600 indirect jobs in Mexico. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

“Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

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